Exhibit 99.i

1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

February 28, 2025

abrdn Funds

1900 Market Street,

Suite 200

Philadelphia, PA 19103

Dear Ladies and Gentlemen:

We have acted as counsel for abrdn Funds (the “Trust”), a statutory trust duly organized and validly existing under the laws of the State of Delaware, in connection with Post-Effective Amendment No. 126 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) relating to the issuance and sale by the Trust of an indefinite number of authorized shares of beneficial interest under the Securities Act of 1933, as amended (the “1933 Act”). We have examined such governmental and corporate certificates and records as we deemed necessary to render this opinion and we are familiar with the Trust’s Amended and Restated Agreement and Declaration of Trust (“Declaration of Trust”) and its Amended and Restated By-Laws, each as amended to date.

Based upon the foregoing, we are of the opinion that the Trust’s shares proposed to be sold pursuant to Post-Effective Amendment No. 126 to the Registration Statement will have been validly authorized and, when sold in accordance with the terms of such Amendment and the requirements of applicable federal and state law and delivered by the Trust against receipt of the net asset value of the shares of the applicable series of the Trust, as described in Post-Effective Amendment No. 126 to the Registration Statement, will have been legally and validly issued and, subject to the qualifications set forth in the Declaration of Trust, will be fully paid and non-assessable by the Trust. In this regard, we note that, pursuant to Section 6 of Article IV of the Declaration of Trust, the Trustees have the power to assist the Trust’s custodian, transfer, dividend disbursing, shareholder servicing or similar agent in the collection of certain fees by setting off such charges due from a Shareholder from declared but unpaid dividends or distributions owed such Shareholder and/or by reducing the number of Shares in the account of such Shareholder by that number of full and/or fractional Shares which represents the outstanding amount of such charges due from such Shareholder.

The opinions expressed herein are limited to the Delaware Statutory Trust Act, and we express no opinion with respect to the laws of any other jurisdiction or to any other laws of the State of Delaware. Further, we express no opinion as to compliance with any state or federal securities laws, including the securities laws of the State of Delaware.

The opinions expressed herein are given as of the date hereof and we undertake no obligation and hereby disclaim any obligation to advise you of any change after the date of this opinion pertaining to any matter referred to herein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to be filed with the Securities and Exchange Commission, and to the use of our name in the Trust’s Registration Statement to be dated on or about February 28, 2025 and in any revised or amended versions thereof, unless and until we revoke such consent. In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act and the rules and regulations thereunder.

Very truly yours,

/s/ Dechert LLP